The Chrysler Building

405 Lexington Avenue

NEW YORK, N.Y. 10174-1101

facsimile	direct dial number

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

May 23, 2019

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pivotal Investment Corp. II
Draft Registration Statement on Form S-1
Filed April 25, 2019
File No. 377-02608

Ladies and Gentlemen:

On behalf of Pivotal Investment Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated May 22, 2019, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-1 filed April 25, 2019 General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, whether or not they retain copies of the communications, as requested.

Securities and Exchange Commission

May 23, 2019

The Offering

Conditions to completing our initial business combination, page 14

2.

We note the disclosure that NYSE rules require that the business combination has an aggregate fair market value of at least 80% of the value of the assets in the trust account. We also note your statement that “if we are not then listed on the NYSE for whatever reason, we would no longer be required to meet the foregoing 80% fair market value test.” Please revise to add a risk factor addressing the relevant risks associated with the fact that you may not be required to complete your business combination with a target having an aggregate fair market value of at least 80% of the assets held in the trust account at the time of signing the definitive acquisition agreement.

We have revised the disclosure on page 29 of the Registration Statement as requested.

Sources of target business, page 72

3.

We note your statement that “[i]n no event, however, will our sponsor or any of our existing officers or directors, or any entity with which they are affiliated, be paid any finder’s fee for introducing a target business to us.” We also note your disclosure, in the section Limited Payments to Insiders on page 20, that “there will be no finder’s fees, reimbursements or cash payments made by the company to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments ... payment of consulting, finder or success fees for assisting us in consummating our initial business combination ....” We also note similar statements throughout the prospectus. Please reconcile or advise us as appropriate.

We have revised the disclosure throughout the Registration Statement to reconcile the inconsistency as requested.

Certain Relationships and Related Party Transactions, page 102

4.	Please revise to identify your sponsor in the beginning of this section.

We have revised the disclosure on page 103 of the Registration Statement as requested.

5.	You indicate that “[a]n affiliate of our sponsor previously loaned to us $125,000.” Please disclose identity of the affiliate of your sponsor here and throughout the prospectus.

We have revised the disclosure on page 104 of the Registration Statement and elsewhere as appropriate as requested.

Securities and Exchange Commission

May 23, 2019

Exclusive forum selection, page 114

6.

We note your disclosure that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including derivative actions, “provided that [y]our stockholders will not be deemed to have waived [y]our compliance with federal securities laws and the rules and regulations thereunder and can therefore bring claims for breach of these provisions in any appropriate forum.” Please clearly state whether your exclusive forum provision applies to Securities Act or Exchange Act claims. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

We have revised the disclosure on pages 53 and 115 of the Registration Statement as requested and will ensure that the exclusive forum provision in the Company’s form of amended and restated certificate of incorporation states this clearly.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jonathan J. Ledecky